SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EnLink Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336U 10 7

(CUSIP Number)

Lyndon C. Taylor

Executive Vice President and General Counsel

Devon Energy Corporation

333 W. Sheridan Ave.

Oklahoma City, OK 73102-5015

Tel: (405) 235-3611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 29336U 10 7

1	Name of reporting person Devon Energy Corporation
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 143,710,063 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 143,710,063 Units (1)
11	Aggregate amount beneficially owned by each reporting person 143,710,063 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 49.4% (2)
14	Type of reporting person CO – corporation

(1)	Devon Gas Services, L.P., a Texas limited partnership (“Devon Gas Services”), is the record holder of 87,128,717 common units (“Common Units”) representing limited partner interests in EnLink Midstream Partners, LP, a Delaware limited partnership (“EnLink MLP” or the “Issuer”), Southwestern Gas Pipeline, L.L.C., a Texas limited liability company (formerly known as Southwestern Gas Pipeline, Inc.) (“Southwestern Gas”), is the record holder of 7,531,883 Common Units, EnLink Midstream, Inc., a Delaware corporation (formerly known as Crosstex Energy, Inc.) (“EMI”), is the record holder of 17,431,152 Common Units and Acacia Natural Gas Corp I, Inc., a Delaware corporation (“Acacia”), is the record holder of 31,618,311 Common Units. As the indirect owner of (i) 100% of the outstanding limited and general partner interests in Devon Gas Services, (ii) 100% of the outstanding limited liability company interests of Southwestern Gas and (iii) 70.3% of the outstanding membership interest in EnLink Midstream, LLC, a Delaware limited liability company (“EnLink Midstream”) (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, LLC, EnLink Midstream’s managing member and a Delaware limited liability company (“EnLink Midstream Manager”)), which is the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services, Southwestern Gas, EMI and Acacia. As the indirect owner of 100% of the outstanding limited liability company interests of EnLink Midstream GP, LLC, a Delaware limited liability company and the general partner of EnLink MLP (the “General Partner”), the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) (the “incentive distribution rights”) and (ii) the approximately 0.6% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 291,035,020 units outstanding as of May 4, 2015 (including 6,704,285 Class C common units (“Class C Units”) representing limited partner interests in the Issuer).

Common Unit CUSIP No. 29336U 10 7

1	Name of reporting person Devon Energy Corporation (Oklahoma)
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Oklahoma, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 143,710,063 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 143,710,063 Units (1)
11	Aggregate amount beneficially owned by each reporting person 143,710,063 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 49.4% (2)
14	Type of reporting person CO – corporation

(1)	Devon Gas Services is the record holder of 87,128,717 Common Units, Southwestern Gas is the record holder of 7,531,883 Common Units, EMI is the record holder of 17,431,152 Common Units and Acacia is the record holder of 31,618,311 Common Units. As the indirect owner of (i) 100% of the outstanding limited and general partner interests in Devon Gas Services, (ii) 100% of the outstanding limited liability company interests of Southwestern Gas and (iii) 70.3% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services, Southwestern Gas, EMI and Acacia. As the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.6% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 291,035,020 units outstanding as of May 4, 2015 (including 6,704,285 Class C Units).

Common Unit CUSIP No. 29336U 10 7

1	Name of reporting person Devon Gas Corporation
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 143,710,063 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 143,710,063 Units (1)
11	Aggregate amount beneficially owned by each reporting person 143,710,063 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 49.4% (2)
14	Type of reporting person CO – corporation

(1)	Devon Gas Services is the record holder of 87,128,717 Common Units, Southwestern Gas is the record holder of 7,531,883 Common Units, EMI is the record holder of 17,431,152 Common Units and Acacia is the record holder of 31,618,311 Common Units. As the owner of (i) 100% of the outstanding limited and general partner interests in Devon Gas Services, (ii) 100% of the outstanding limited liability company interests of Southwestern Gas and (iii) 70.3% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services, Southwestern Gas, EMI and Acacia. As the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.6% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 291,035,020 units outstanding as of May 4, 2015 (including 6,704,285 Class C Units).

Common Unit CUSIP No. 29336U 10 7

1	Name of reporting person Southwestern Gas Pipeline, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 7,531,883 Common Units
	9	Sole dispositive power
	10	Shared dispositive power 7,531,883 Common Units
11	Aggregate amount beneficially owned by each reporting person 7,531,883 Common Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.6% (1)
14	Type of reporting person OO – limited liability company

(1)	Based on a total of 291,035,020 units outstanding as of May 4, 2015 (including 6,704,285 Class C Units).

Common Unit CUSIP No. 29336U 10 7

1	Name of reporting person Devon Gas Operating, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 136,178,180 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 136,178,180 Units (1)
11	Aggregate amount beneficially owned by each reporting person 136,178,180 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 46.8% (2)
14	Type of reporting person CO – corporation

(1)	Devon Gas Services is the record holder of 87,128,717 Common Units, EMI is the record holder of 17,431,152 Common Units and Acacia is the record holder of 31,618,311 Common Units. As the general partner of Devon Gas Services and the indirect owner of 70.3% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services, EMI and Acacia. As the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.6% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 291,035,020 units outstanding as of May 4, 2015 (including 6,704,285 Class C Units).

Common Unit CUSIP No. 29336U 10 7

1	Name of reporting person Devon Gas Services, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 136,178,180 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 136,178,180 Units (1)
11	Aggregate amount beneficially owned by each reporting person 136,178,180 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 46.8% (2)
14	Type of reporting person OO – limited partnership

(1)	Devon Gas Services is the record holder of 87,128,717 Common Units, EMI is the record holder of 17,431,152 Common Units and Acacia is the record holder of 31,618,311 Common Units. As the owner of 70.3% of the outstanding membership interest in EnLink Midstream (as well as 100% of the outstanding membership interest in EnLink Midstream Manager, EnLink Midstream’s managing member), which is the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by EMI and Acacia. As the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.6% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 291,035,020 units outstanding as of May 4, 2015 (including 6,704,285 Class C Units).

Common Unit CUSIP No. 29336U 10 7

1	Name of reporting person EnLink Midstream Manager, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 49,049,463 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 49,049,463 Units (1)
11	Aggregate amount beneficially owned by each reporting person 49,049,463 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.9% (2)
14	Type of reporting person OO – limited liability company

(1)	EMI is the record holder of 17,431,152 Common Units and Acacia is the record holder of 31,618,311 Common Units. As the managing member of EnLink Midstream, the holder of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by EMI and Acacia. As the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.6% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 291,035,020 units outstanding as of May 4, 2015 (including 6,704,285 Class C Units).

Common Unit CUSIP No. 29336U 10 7

1	Name of reporting person EnLink Midstream, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 49,049,463 Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 49,049,463 Units (1)
11	Aggregate amount beneficially owned by each reporting person 49,049,463 Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.9% (2)
14	Type of reporting person OO – limited liability company

(1)	EMI is the record holder of 17,431,152 Common Units and Acacia is the record holder of 31,618,311 Common Units. As the owner of 100% of the outstanding common stock of each of EMI and Acacia, the Reporting Person may be deemed to beneficially own all of the Common Units held by EMI and Acacia. As the indirect owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.6% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 291,035,020 units outstanding as of May 4, 2015 (including 6,704,285 Class C Units).

Common Unit CUSIP No. 29336U 10 7

1	Name of reporting person EnLink Midstream, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 17,431,152 Common Units (1)
	9	Sole dispositive power
	10	Shared dispositive power 17,431,152 Common Units (1)
11	Aggregate amount beneficially owned by each reporting person 17,431,152 Common Units (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.0% (2)
14	Type of reporting person CO – corporation

(1)	As the owner of 100% of the outstanding limited liability company interests of the General Partner, the Reporting Person may also be deemed to be the indirect beneficial owner of (i) the incentive distribution rights and (ii) the approximately 0.6% general partner interest in EnLink MLP. The Reporting Person disclaims beneficial ownership of the reported securities in excess of its pecuniary interests therein.
(2)	Based on a total of 291,035,020 units outstanding as of May 4, 2015 (including 6,704,285 Class C Units).

Common Unit CUSIP No. 29336U 10 7

1	Name of reporting person Acacia Natural Gas Corp I, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 31,618,311 Common Units
	9	Sole dispositive power
	10	Shared dispositive power 31,618,311 Common Units
11	Aggregate amount beneficially owned by each reporting person 31,618,311 Common Units
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.9% (1)
14	Type of reporting person CO – corporation

(1)	Based on a total of 291,035,020 units outstanding as of May 4, 2015 (including 6,704,285 Class C Units).

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Schedule 13D/A (“Schedule 13D/A”) relates to the Units of EnLink MLP. The address of the principal executive offices of the Issuer is 2501 Cedar Springs Rd., Dallas, Texas 75201.

Item 2.	Identity and Background

(a) This Schedule 13D/A is being filed by:

(i) Devon Energy Corporation, a Delaware corporation (“Devon”);

(ii) Devon Energy Corporation (Oklahoma), an Oklahoma corporation (“Devon OK”);

(iii) Devon Gas Corporation, a Delaware corporation (“Devon Gas”);

(iv) Southwestern Gas;

(v) Devon Gas Operating, Inc., a Delaware corporation (“Devon Gas Operating”);

(vi) Devon Gas Services;

(vii) EnLink Midstream Manager;

(viii) EnLink Midstream;

(ix) EMI; and

(x) Acacia (together with Devon, Devon OK, Devon Gas, Southwestern Gas, Devon Gas Operating, Devon Gas Services, EnLink Midstream Manager, EnLink Midstream and EMI, the “Reporting Persons”).

Devon is a public company and owns 100% of the outstanding common stock of Devon OK. Devon OK owns 100% of the common stock of Devon Gas. Devon Gas owns (i) 100% of the limited partner interests of Devon Gas Services, (ii) 100% of the outstanding common stock of Devon Gas Operating, the general partner of Devon Gas Services, and (iii) 100% of the outstanding limited liability company interests of Southwestern Gas. Devon Gas Services owns 70.3% of the limited liability company interests of EnLink Midstream and 100% of the limited liability company interests of EnLink Midstream Manager, the managing member of EnLink Midstream. EnLink Midstream owns 100% of the outstanding common stock of each of EMI and Acacia. EMI owns 6.0% of the limited partner interests of EnLink MLP and all of the limited liability company interests of the General Partner. The General Partner owns (i) the incentive distribution rights and (ii) the approximately 0.6% general partner interest in EnLink MLP.

(b) The address of the principal executive offices of the Reporting Persons is 333 West Sheridan Avenue, Oklahoma City, Oklahoma, 73102.

(c) The principal business of:

(i) Devon is to hold equity interests in entities that are involved in the business of the exploration and production of oil and natural gas;

(ii) Devon OK is to hold equity interests in Devon Gas Corporation and other entities;

(iii) Devon Gas is to hold equity interests in Southwestern Gas, Devon Gas Services, Devon Gas Operating and other entities;

(iv) Southwestern Gas is to hold equity interests in EnLink MLP;

(v) Devon Gas Operating is to hold a general partner interest in Devon Gas Services;

(vi) Devon Gas Services is to engage in marketing activities related to crude oil, natural gas liquids and natural gas production and to hold equity interests in EnLink MLP, EnLink Midstream and EnLink Midstream Manager;

(vii) EnLink Midstream Manager is to hold a managing member interest in EnLink Midstream;

(viii) EnLink Midstream is to hold equity interests in EMI and Acacia;

(ix) EMI is to hold equity interests in EnLink MLP, the General Partner and other entities; and

(x) Acacia is to hold equity interests in EnLink MLP and EnLink Midstream Holdings, LP, a Delaware limited partnership (“EMH”).

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers, directors and partners of the Reporting Persons, as applicable, and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Appendix A.

(d) During the last five years, no Reporting Persons nor any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Persons nor any person named on Appendix A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Devon, Devon Gas, Devon Gas Operating, EMI and Acacia are each a Delaware corporation. Devon OK is an Oklahoma corporation. Southwestern Gas is a Texas limited liability company. Devon Gas Services is a Texas limited partnership. EnLink Midstream Manager and EnLink Midstream are each a Delaware limited liability company. All of the persons named on Appendix A attached hereto, other than Mr. Michael M. Kanovsky, are United States citizens. Mr. Kanovsky is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

On March 25, 2015, the Issuer and Southwestern Gas entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, as representative of the several underwriters named therein (the “Underwriters”), providing for the offer and sale of 22,800,000 Common Units by Southwestern Gas (the “Offering”), and purchase by the Underwriters of the Common Units at a price of $24.94 per Common Unit. The Offering closed on March 30, 2015. Pursuant to the Underwriting Agreement, the Underwriters were granted a 30-day option to purchase up to an additional 3,420,000 Common Units from Southwestern Gas (the “Option”). The Underwriters exercised the Option, and Southwestern Gas sold the additional 3,420,000 Common Units to the Underwriters on April 29, 2015.

The 31,618,311 Class D common units representing limited partner interests in the Issuer owned by Acacia automatically converted into Common Units on a one-for-one basis on May 4, 2015.

Acacia owns a 25.0% limited partner interest in EMH. Acacia plans to contribute this 25% limited partner interest to EnLink MLP during the second quarter of 2015, and it is anticipated that at least part of the consideration for this transaction would be units representing limited partner interests in the Issuer.

The foregoing description of the Underwriting Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which has been filed as Exhibit 5 hereto, and is incorporated herein by reference.

Except as set forth in this Schedule 13D/A, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this statement (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of units beneficially owned by the Reporting Persons (on the basis of a total of approximately 291,035,020 units outstanding as of May 4, 2015 (including 6,704,285 Class C Units)) are as follows:

Devon

(a)	Amount beneficially owned: 143,710,063 Units		Percentage: 49.4%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 143,710,063 Units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 143,710,063 Units

Devon OK

(a)	Amount beneficially owned: 143,710,063 Units		Percentage: 49.4%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 143,710,063 Units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 143,710,063 Units

Devon Gas

(a)	Amount beneficially owned: 143,710,063 Units		Percentage: 49.4%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 143,710,063 Units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 143,710,063 Units

Southwestern Gas

(a)	Amount beneficially owned: 7,531,883 Common Units	Percentage: 2.6%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 7,531,883 Common Units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 7,531,883 Common Units

Devon Gas Operating

(a)	Amount beneficially owned: 136,178,180 Units		Percentage: 46.8%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 136,178,180 Units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 136,178,180 Units

Devon Gas Services

(a)	Amount beneficially owned: 136,178,180 Units		Percentage: 46.8%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 136,178,180 Units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 136,178,180 Units

EnLink Midstream Manager

(a)	Amount beneficially owned: 49,049,463 Units		Percentage: 16.9%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 49,049,463 Units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 49,049,463 Units

EnLink Midstream

(a)	Amount beneficially owned: 49,049,463 Units		Percentage: 16.9%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 49,049,463 Units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 49,049,463 Units

EMI

(a)	Amount beneficially owned: 17,431,152 Common Units	Percentage: 6.0%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 17,431,152 Common Units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 17,431,152 Common Units

Acacia

(a)	Amount beneficially owned: 31,618,311 Common Units	Percentage: 10.9%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 31,618,311 Common Units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 31,618,311 Common Units

To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed on Appendix A has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons, except as described in Item 3 above.

(d) To the knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Under the Third Amended and Restated Limited Liability Company Agreement of the General Partner (the “Amended GP LLC Agreement”), EMI has the right to elect the members of the Board of the General Partner.

The Seventh Amended and Restated Agreement of Limited Partnership of EnLink MLP, as amended (the “Amended MLP LPA”), additionally contains various provisions with respect to the Common Units governing, among other matters, voting, distributions, transfers, the General Partner’s limited call right and allocations of profits and losses to the partners.

References to, and descriptions of, the Amended GP LLC Agreement and the Amended MLP LPA as set forth herein are qualified in their entirety by reference to the copies of the Amended GP LLC Agreement included as Exhibit 1 hereto, and the Amended MLP LPA (and amendments thereto) included as Exhibits 2, 3 and 4 to this Schedule 13D/A, and such agreements, including, as applicable, amendments thereto, are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 7.	Material to Be Filed as Exhibits

The information set forth immediately following the signature page hereto is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2015	DEVON ENERGY CORPORATION

	By:	/s/ Carla D. Brockman
	Name:	Carla D. Brockman
	Title:	Vice President Corporate Governance and Secretary

DEVON ENERGY CORPORATION (OKLAHOMA)

	By:	/s/ Carla D. Brockman
	Name:	Carla D. Brockman
	Title:	Vice President and Secretary

DEVON GAS CORPORATION

	By:	/s/ Carla D. Brockman
	Name:	Carla D. Brockman
	Title:	Vice President and Secretary

SOUTHWESTERN GAS PIPELINE, L.L.C.

	By:	/s/ Carla D. Brockman
	Name:	Carla D. Brockman
	Title:	Vice President and Secretary

DEVON GAS OPERATING, INC.

	By:	/s/ Carla D. Brockman
	Name:	Carla D. Brockman
	Title:	Vice President and Secretary

DEVON GAS SERVICES, L.P.

		By:	Devon Gas Operating, Inc., its general partner

			By:	/s/ Carla D. Brockman
			Name:	Carla D. Brockman
			Title:	Vice President and Secretary

SIGNATURE PAGE TO

SCHEDULE 13D/A

ENLINK MIDSTREAM MANAGER, LLC

By:	/s/ Barry E. Davis
Name:	Barry E. Davis
Title:	President and Chief Executive Officer

ENLINK MIDSTREAM, LLC

	By:	EnLink Midstream Manager, LLC, its managing member

		By:	/s/ Barry E. Davis
		Name:	Barry E. Davis
		Title:	President and Chief Executive Officer

ENLINK MIDSTREAM, INC.

By:	/s/ Barry E. Davis
Name:	Barry E. Davis
Title:	President and Chief Executive Officer

ACACIA NATURAL GAS CORP I, INC.

By:	/s/ Barry E. Davis
Name:	Barry E. Davis
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO

SCHEDULE 13D/A

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1:	Third Amended and Restated Limited Liability Company Agreement of EnLink Midstream GP, LLC, dated as of July 7, 2014 (incorporated herein by reference to Exhibit 3.2 to the EnLink Midstream Partners, LP Current Report on Form 8-K filed on July 7, 2014).

Exhibit 2:	Seventh Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of July 7, 2014 (incorporated by reference to Exhibit 3.1 to the EnLink Midstream Partners, LP Current Report on Form 8-K filed on July 7, 2014).

Exhibit 3:	Amendment No. 1 to Seventh Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated February 17, 2015 (incorporated by reference to Exhibit 3.1 to the EnLink Midstream Partners, LP Current Report on Form 8-K filed on February 17, 2015).

Exhibit 4:	Amendment No. 2 to Seventh Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated March 16, 2015 (incorporated by reference to Exhibit 3.1 to the EnLink Midstream Partners, LP Current Report on Form 8-K filed on March 16, 2015).

Exhibit 5:	Underwriting Agreement, dated as of March 25, 2015, by and among EnLink Midstream Partners, LP, Southwestern Gas Pipeline, L.L.C. and Morgan Stanley & Co. LLC, as representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the EnLink Midstream Partners, LP Current Report on Form 8-K filed on March 25, 2015).

Exhibit 6:	Joint Filing Agreement (filed herewith).

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of the Reporting Persons. All the individuals listed below, other than Michael M. Kanovsky are citizens of the United States. Mr. Kanovsky is a citizen of Canada.

Directors and Executive Officers of Devon Energy Corporation

Name	Position at Devon Energy Corporation	Present Principal Occupation or Employment and Business Address
J. Larry Nichols	Executive Chairman of the Board	Executive Chairman of the Board of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John Richels	President, Chief Executive Officer and Vice Chairman of the Board	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President Marketing, Facilities, Pipeline and Supply Chain	Executive Vice President Marketing, Facilities, Pipeline and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President and General Counsel	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Thomas L. Mitchell	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President Human Resources	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Executive Vice President Exploration and Production	Executive Vice President Exploration and Production of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President Administration	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John A. Hill	Lead Director	Vice Chairman and Managing Director of First Reserve Corporation One Lafayette Place Greenwich, CT 06830

Name	Position at Devon Energy Corporation	Present Principal Occupation or Employment and Business Address

Michael M. Kanovsky	Director	President of Sky Energy Corporation 2000, 400 3rd Ave., S.W. Calgary, AB Canada T2P4H2

Mary P. Ricciardello	Director	Director of Devon Energy Corporation and Noble Corporation c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Robert A. Mosbacher, Jr.	Director	Chairman of Mosbacher Energy Company 888 16th Street, NW, Suite 800 Washington, DC 20006

Duane C. Radtke	Director	President and Chief Executive Officer of Valiant Exploration LLC c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Robert H. Henry	Director	President and Chief Executive Officer of Oklahoma City University 2501 N Blackwelder, Suite 205 Oklahoma City, OK 73106

Barbara M. Baumann	Director	President of Cross Creek Energy Corp. 621 17th St # 811 Denver, CO 80293

John E. Bethancourt	Director	Board of Trustees of the Texas A&M Foundation c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Devon Energy Corporation (Oklahoma)

Name	Position at Devon Energy Corporation (Oklahoma)	Present Principal Occupation or Employment and Business Address
John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President and Director	Executive Vice President Marketing, Facilities, Pipeline and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Chief Operating Officer and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Name	Position at Devon Energy Corporation (Oklahoma)	Present Principal Occupation or Employment and Business Address
R. Alan Marcum	Executive Vice President	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Thomas L. Mitchell	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Executive Vice President	Executive Vice President Exploration and Production of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Devon Gas Corporation

Name	Position at Devon Gas Corporation	Present Principal Occupation or Employment and Business Address
John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President and Director	Executive Vice President Marketing, Facilities, Pipeline and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Chief Operating Officer and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Thomas L. Mitchell	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Southwestern Gas Pipeline, L.L.C.

Southwestern Gas Pipeline, L.L.C. has the officers listed below and is managed by Devon Gas Corporation, its sole member, whose directors and executive officers are listed above.

Name	Position at Southwestern Gas Pipeline, L.L.C.	Present Principal Occupation or Employment and Business Address
John Richels	President and Chief Executive Officer	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President	Executive Vice President Marketing, Facilities, Pipeline and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Thomas L. Mitchell	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Devon Gas Operating, Inc.

Name	Position at Devon Gas Operating, Inc.	Present Principal Occupation or Employment and Business Address
John Richels	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Executive Vice President and Director	Executive Vice President Marketing, Facilities, Pipeline and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Chief Operating Officer and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Name	Position at Devon Gas Operating, Inc.	Present Principal Occupation or Employment and Business Address
R. Alan Marcum	Executive Vice President	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Frank W. Rudolph	Executive Vice President	Executive Vice President Human Resources of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Thomas L. Mitchell	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

General Partner and Limited Partner of Devon Gas Services, L.P.

The sole general partner of Devon Gas Services, L.P. is Devon Gas Operating, Inc. and the sole limited partner is Devon Gas Corporation. Information regarding the directors and executive officers of each of these entities are listed above.

Directors and Executive Officers of EnLink Midstream Manager, LLC

Name	Position at EnLink Midstream Manager, LLC	Present Principal Occupation or Employment and Business Address
John Richels	Chairman	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Barry E. Davis	President and Chief Executive Officer, Director	President and Chief Executive Officer of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Michael J. Garberding	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Steven J. Hoppe	Executive Vice President / Business Unit President	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

McMillan (Mac) Hummel	Executive Vice President / Business Unit President	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Alaina K. Brooks	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Stan Golemon	Senior Vice President-Engineering and Operations	Senior Vice President-Engineering and Operations of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Name	Position at EnLink Midstream Manager, LLC	Present Principal Occupation or Employment and Business Address

Thomas L. Mitchell	Director	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

David A. Hager	Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Darryl G. Smette	Director	Executive Vice President Marketing, Facilities, Pipeline and Supply Chain of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Mary P. Ricciardello	Director	Director of Devon Energy Corporation, Noble Corporation and Midstates Petroleum Company, Inc. c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

James C. Crain	Director	Investor 300 Crescent Court, Suite 900 Dallas, TX 75201

Leldon E. Echols	Director	Director of Trinity Industries, Inc. and Holly Frontier Corporation c/o EnLink Midstream, LLC 2501 Cedar Springs Rd. Dallas, TX 75201

Rolf A. Gafvert	Director	Director of EnLink Midstream Manager, LLC c/o EnLink Midstream, LLC 2501 Cedar Springs Rd. Dallas, TX 75201

Directors and Executive Officers of EnLink Midstream, LLC

EnLink Midstream, LLC has no officers or directors and is managed by EnLink Midstream Manager, LLC, its managing member, whose directors and executive officers are listed above.

Directors and Executive Officers of EnLink Midstream, Inc.

Name	Position at EnLink Midstream, Inc.	Present Principal Occupation or Employment and Business Address
Barry E. Davis	President and Chief Executive Officer, Director	President and Chief Executive Officer of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Michael J. Garberding	Executive Vice President and Chief Financial Officer, Director	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Alaina K. Brooks	Senior Vice President, General Counsel and Secretary, Director	Senior Vice President, General Counsel and Secretary of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Name	Position at EnLink Midstream, Inc.	Present Principal Occupation or Employment and Business Address

Steven J. Hoppe	Executive Vice President / Business Unit President	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

McMillan (Mac) Hummel	Executive Vice President / Business Unit President	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Stan Golemon	Senior Vice President-Engineering and Operations	Senior Vice President-Engineering and Operations of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Directors and Executive Officers of Acacia Natural Gas Corp I, Inc.

Name	Position at Acacia Natural Gas Corp I, Inc.	Present Principal Occupation or Employment and Business Address
Barry E. Davis	President and Chief Executive Officer, Director	President and Chief Executive Officer of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Michael J. Garberding	Executive Vice President and Chief Financial Officer, Director	Executive Vice President and Chief Financial Officer of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Alaina K. Brooks	Senior Vice President, General Counsel and Secretary, Director	Senior Vice President, General Counsel and Secretary of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Steven J. Hoppe	Executive Vice President / Business Unit President	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

McMillan (Mac) Hummel	Executive Vice President / Business Unit President	Executive Vice President / Business Unit President of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201

Stan Golemon	Senior Vice President-Engineering and Operations	Senior Vice President-Engineering and Operations of EnLink Midstream Manager, LLC 2501 Cedar Springs Rd. Dallas, Texas 75201